Ur-Energy Uranium Mine Permitting on Schedule - Webcast Today

Denver, Colorado (CCNMatthews – January 16, 2007) Ur-Energy Inc. (TSX:URE) (Ur-Energy) announced today that it continues to be on schedule with its mine permitting program for both the Lost Creek and Lost Soldier uranium deposits in the Great Divide Basin in Wyoming.

Ur-Energy will host a Webcast at 11:00 AM Eastern Time, today as announced last week to update interested shareholders on the fast-tracking of its Wyoming uranium projects. Instructions for joining the Webcast are as follows:

Date: Tuesday, January 16, 2006
Time: 11:00 AM Eastern Time
Dial In Numbers:         Toll Free - 1-866-400-2240
                                        Toronto - 416-849-2696

Registration for Webcast:
To register to participate in the Webcast use the following link:

http://events.onlinebroadcasting.com/urenergy/011607/index.php

Harold Backer, VP of Operations, reports that “Pump testing has now been completed on both projects to gather the hydrologic engineering data to allow us to move forward with our engineering studies.” The objective of the pump tests was to define the transmissivity and hydraulic conductivity of the uranium bearing sandstones in order to evaluate the amenability for In Situ Recovery (ISR) mining.

Hydro-Engineering of Casper, Wyoming has submitted a preliminary report on the pump testing of the “HJ” sandstone units which host the majority of the uranium mineralization at Lost Creek and has recommended that Ur-Energy use a flow rate of“50 gallons per minute” as the practical well recovery design rate for the Lost Creek well field to account for average recovery conditions. Bill Boberg, President and CEO, states that “to date, along with our in-house geologic work, every new test of the Lost Creek deposit in our pre-feasibility mining studies has been favorable.” At Lost Creek the uranium mineralization extends for 2.9 miles (4.67 km) and is contained in four sandstone units, three of which are in the “HJ” stratigraphic interval. The pump testing was completed using seventeen dual purpose monitoring and pump test wells which were completed within the trend during 2006. NI 43-101 Compliant Resources (Rostle Postle Associates Inc., June 15, 2006) for Lost Creek are: 9.8million pounds of U3O8 at 0.058%as indicated resources plus 1. 1million pounds of U3O8 at 0.078%as inferred resources. Bottle roll leach tests of drill core at Energy Laboratories, Inc. indicated leach efficiencies of 52% to 94% with tails analysis giving an average U3O8 extraction of 82.8% . (Ur-Energy, June 13, 2006) Additional exploration drilling is planned in 2007 to expand the resources. Hydro-Engineering will be continuing the quarterly collection of samples from the monitor wells at Lost Creek for water quality.

Pump testing of the Lost Soldier deposit was completed by Leppart Associates of Golden, Colorado during December 2006 and the report of testing is expect later during the current quarter. Leppart Associates will be continuing the quarterly collection of samples from the monitor wells at Lost Soldier for water quality.

During the last quarter of 2006, AATA International, Inc. completed extensive baseline data collection surveys within the 9.1 square mile (2363 hectare) area of both projects. This work consisted of specific surveys and studies of archeology, meteorology, air quality, surface water, vegetation, wildlife (including threatened and endangered species) wetlands, soils, surface radiology and groundwater. Currently AATA, Ur-Energy’s prime permitting contractor, is finalizing reports on these studies while continuing the monitoring programs for meteorology, air quality and surface water quality.

Lyntek Incorporated, an experienced planning and engineering consulting company has completed a study for potential plant sites along with utilities and access roads. During the last quarter the Company decided that other areas required more attention and the toll processing arrangement and contract for engineering feasibility were postponed for completion during Q1 2007. Bill Boberg, President and CEO, states “Even though we did not complete these contracts during last quarter, we made significant progress and fully expect them to be completed during the current quarter.”

Agency liaison with the U.S. Nuclear Regulatory Commission (NRC) has been ongoing on both projects during the past quarter. Meetings with the NRC, the Wyoming Department of Environmental Quality (WDEQ) and the U.S. Bureau of Land Management are planned within the next month. The target for successful permitting of the project is by the end of 2008, and all components are currently on schedule.

Bill Boberg, President and CEO, states “All work on both projects continues to progress on schedule and within budget. Our dedicated technical team and contractors continue to do outstanding and timely work to assure that our production goal, starting in late 2008, will be reached. The Company intends to ramp up to full production by late 2009.”

More than US$2.5 million was spent during 2006 on contract drilling, pump testing, water quality testing and contract environmental baseline studies on the Lost Creek and Lost Soldier projects. During 2007 the Company has budgeted US$6 million for engineering feasibility studies, permitting and the installation of additional monitoring wells and hydrology tests. Specific mine units are being designed and the monitor wells for the individual permits for each mine unit will be installed during 2007. An additional amount of approximately US$1.5 million has been budgeted specifically for the advancement of Ur-Energy’s US development and advanced and frontier exploration projects.

Ur-Energy is a dynamic junior mining company aggressively completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production starting as early as late 2008 early 2009. The company is also heavily engaged in the identification, acquisition and exploration of uranium properties in Canada and exploration, and development of uranium projects in the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has its registered corporate office in Ottawa, Canada and its headquarters office in Littleton, Colorado. The company’s website is at www.ur-energy.com.

The Qualified Person for Ur-Energy Inc., as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Buick, Investor Relations Advisor	Bill Boberg, CEO and President
1-416-915-0915	1-720-981-4588
Toll free: 1-877-748-0914	Toll free: 1- (866) 981-4588
jbuick@buickgroup.com	bill.boberg@Ur-EnergyUSA.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.